

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

<u>Via E-mail</u>
Ross Henry Ramsey
Chief Executive Officer
International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, Texas 75038

> **Re:** **International Western Petroleum, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed September 10, 2014**
> **File No. 333-196492**

Dear Mr. Ramsey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>Description of Business, page 22</u>

<u>Rationale, page 22</u>

1. We note your response to our prior comment 11, and your revised disclosure. Please disclose the basis for management's belief that the wells that can be drilled in the prospective leases will have the capacity to produce up to 100 barrels of oil per day per well.

Directors, Executive Officers, Promoters and Control Persons, page 30

2.   We note your response to our prior comment 17 and your related revisions to the biographies of management on page 31. Please disclose the nature of Dr. Tran's and Mr. Ramsey's positions with International Western Oil.

3.   It appears from the webpage available at http://www.iwpetro.com/index.php/corporate/leadership that Dr. Tran, Mr. Ramsey, and Dr. Ahmad serve similar positions with International Western Petroleum Corporation. Please revise the biographies accordingly or advise. In addition, please disclose how Mr. Ramsey allocates his time between the registrant and the companies affiliated with International Western Oil. In that regard, we note your disclosure at page 27 that Mr. Ramsey devotes about 60 hours per week to your affairs.

4.   We note your new disclosure describing your management team's involvement with International Western Oil, and your new disclosure on page 32 that International Western Oil "provides data and related services with regard to [your] Bend Arch Lion development project." The webpage available at http://iwoil.com/exploration.php?acode=3 lists four of International Western Oil's projects in the Bend Arch formation, and three of these four projects appear to be identical or similar to the projects you describe as your prospective projects on page 27. Please revise to clarify any material affiliation among the registrant and the other companies led by your management. In addition, please advise as to the relationship between International Western Oil Corporation and International Western Resources Corporation.

5.   Please revise your filing to identify the name of the "Asia-based Joint Venture" for which Dr. Tran served as President from 2009 – 2011.

6.   Please revise to disclose the name of the corporation or other organization in which Mr. Ramsey participated from 2009 to 2011 in drilling, testing, and completing over 100 vertical and horizontal wells. Refer to Item 401(e)(1) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 32

Transactions with Related Persons, page 32

7.   We note your disclosure regarding pre-acquisition costs paid to International Western Oil. Please revise to disclose the terms of your arrangement with International Western Oil.

Recent Sales of Unregistered Securities, page 34

8.   We note your disclosure at page 34 that you relied on Rule 506 in connection with your offering in May 2014. However, we also note that it does not appear that you filed a Form D. Please advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have questions regarding comments on the financial statements and related matters, you may contact Svitlana Sweat, Staff Accountant, at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gregg E. Jaclin
        Szaferman Lakind Blumstein & Blader, PC